Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke Realty 401 (k) Plan

We consent to the incorporation by reference in the registration statement No. 33-55727 on Form S-8 of Duke Realty Corporation of our report dated June 28, 2012 with respect to the statements of assets available for plan benefits of the Duke 401(k) Plan as of December 31, 2011 and 2010, the related statements of changes in assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4a – schedule of delinquent participant contributions, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the Duke 401(k) Plan.

/s/ KPMG, LLP

Indianapolis, Indiana
June 28, 2012